a2a
energie in comune

RECEIVED

2008 MAR 31 P 5: 03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08001568

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

Best Available Copy

BY COURIER

March 27, 2008

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
APR 04 2008
THOMSON FINANCIAL

Very truly yours,

Nardone

Maria Angela Nardone

Encl.

a2a
energie in comune

FILE NO. 82-4911

RECEIVED
2008 MAR 31 P 5:03
FICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE- 27 March 2008

The Management Board has examined and approved the draft accounts relative to the year 2007[1]

Operating results rose and financial debt fell at Group level

The distribution of a dividend equal to 0.097 euro per share was proposed (+ 38.6%)

AEM GROUP
Gross Operating Margin up by 6.9% (and equal to 1,473 million euros).

Net debt significantly reduced and equal to 4,545 million euros (-370 million euros compared to 31 December 2006).

ASM GROUP
Gross Operating Margin up by 3.7% and equal to 391 million euros.

Net debt increased and equal to 1,021 million euros (+204 million euros compared to 31 December 2006)

AMSA GROUP
EBITDA up by 14.1% (and equal to 62.5 million euros).

Net debt reduced and equal to 70.6 million euros (-2.6 million euros compared to 31 December 2006)

A2A GROUP PRO-FORMA
Gross Operating Margin equal to 1,936 million Euros

Net debt equal to 5,771 million Euros

[1] The merging of ASM S.p.A. and AMSA Holding S.p.A into AEM took effect on 1st January 2008. Therefore, the annual and consolidated draft balance sheet of the incorporating company AEM and the incorporated companies ASM and AMSA Holding were subject to the separate approval of the Management Board, as well as the 2007 pro-forma data of the new Group A2A.

Milan, 27 March 2008 – At today's meeting of the Management Board of A2A S.p.A., chaired by Mr. Giuliano Zuccoli, the board examined and approved the consolidated draft accounts of AEM, ASM and the AMSA Group, as well as the A2A Group's pro-forma data at 31 December 2007. Furthermore, the board examined and approved the annual draft balance sheets of AEM S.p.A., ASM S.p.A. and AMSA Holding S.p.A. at 31 December 2007. These drafts will be subject to the final approval of the Supervisory Board.
The Management Board has also decided to subject to the Supervisory Board the proposal to distribute an ordinary share dividend equal to 0.097 euro, up by 38.6% compared to the unit dividend distributed by AEM S.p.A. with reference to the previous year. The dividend will be paid from 26 June 2008 (date of coupon detachment 23 June 2008).

It is noted that the Management Board also deliberated, subject to the approval of the Supervisory Board pursuant to the Statute, to subject the proposal to renew the permission to purchase and transfer own shares within the maximum limits allowed by law to the Shareholders Meeting.

Following, we comment the results of AEM Group, ASM Group and AMSA Group and the pro-forma data of A2A. Accounting tables are included at the end of this press release.

AEM GROUP

Main consolidated results of the year 2007

Millions of Euros	31.12.2007	31.12.2006	Change
Revenues	7,209	6,935	4.0%
Gross Operating Margin - EBITDA	1,473	1,378	6.9%
Net Operating Income - EBIT	821	710	15.6%
Earnings before taxes	602	538	11.9%
Group Net profit	292	295	-1%

Millions of Euros	31.12. 07	31.12.06	Change
Net Financial Position	-4,545	-4,915	+370

The AEM Group's 2007 results showed a significant improvement over the year 2006. The EBITDA, up by 6.9%, benefited from the positive performance of the *Electricity* area, favoured by the coming into operation of the new production plants owned by Edison and the careful management of the Group's sources and uses portfolio. The contribution of the *Waste & Power* area was also positive, which confirmed the strong growth of margins already observed in 2006, as were the *Gas Heat* and *Regulated Markets and Networks* activity areas despite the significant reduction in the demand for gas and heat due to the particularly mild weather seen in the winter months.

Despite the positive performance of the operational management results, Net Profit is in line with the previous year which instead benefited from capital gains equal to 57 million euros, due to the transfer of some shareholdings.

The consolidated net financial position, equal to 4,545 million euros at 31 December 2007, shows an improvement of 370 million euros compared to the closing position of the previous year.

The 2007 financial results of the AEM Group

In 2007 year the AEM Group's **revenues** reached 7,209 million euros, of which 4,379 million euros can be attributed to the proportional consolidation of 50% of the Delmi Group (TdE/Edison).
The increase in revenues, equal to 274 million euros, can mainly be ascribed to the greater quantities of electricity marketed compared to the previous year.
The electrical energy marketed by the Aem Group came to 50,151 GWh, up by 15% compared to 2006. Of this total, 18,264 GWh can be attributed to AEM (11,806 GWh in 2006) which shows a significant increase in sales to the end markets (+77.6%), whilst 31,887 GWh can be attributed to the Delmi Group (31,814 GWh in 2006), where the growth of sales in non regulated markets compensated for the reduction of sales in other markets.
The production of thermoelectric and hydroelectric energy increased by approximately 3.9%, rising from 34,698 GWh in 2006 (net of the Serene company's contribution, sold in 2007) to 36.038 GWh in 2007 thanks to the coming into operation of the Simeri Crichi plant (820 MW) and the full availability of the Torviscosa plant (763 MW) owned by Edison.
In particular, the production of thermoelectric and hydroelectric energy by the AEM plants, equal to 3,336 GWh and 1,477 GWh respectively, showed a slight fall compared to the same period in the previous year (-1.8%). The production of Edipower's plants reduced on average by 3.4% due to the maximization of the production activity of plants powered by fuel oil, which occurred in the first part of 2006 to tackle the so-called "*gas emergency*".
The production of the Edison plants increased by 6.5% compared to the previous year.

1,251 million cubic metres of gas were distributed, indicating a reduction of 5.4% on 2006 due to the mild winter. For the same reasons the Group's sales of gas to end users, equal to 3,310 million cubic metres, also showed a reduction on the previous year (-9.3%) whilst the volumes of heat sold equalled 414 thermal GWh (434 thermal GWh at 31 December 2006). The electricity distributed came to 7,526 GWh, a slight reduction compared to 2006.

The **Gross Operational Margin** of the year in question recorded an increase of 95 million euros compared to the previous year. This trend reflects the positive result registered by all the areas of activity in which the AEM Group operates.

Millions of Euros	**31.12.2007**	**31.12.2006**
	Total	**Total**
Electricity	1,034	973
Gas and Heat	252	246
Networks and regulate markets	174	166
"*Waste & Power*"	73	45
Services	(59)	(58)
Other	(1)	6
TOTAL	**1,473**	**1,378**

In the *Electricity* sector the growth of the EBITDA (+61 million euros) can mainly be ascribed to the greater margins in the electrical energy sales recorded in the second half of the year compared to what was seen in the first half. The positive dynamics of the prices seen in the last months of the year on the Power Exchange, the greater quantity of electrical energy marketed and the careful management of the sources/uses portfolio have more than compensated for the margin reduction recorded in the first half of the year.
The *Waste & Power* sector contributed 73 million euros (45 million euros at 31 December 2006) to the EBITDA. In the first quarter of 2006 the results of the Ecodeco Group were consolidated according to the equity method: taking into consideration that in the first quarter of 2006 the results equalled 12 million euros, the pro-forma result shows an increase of 28%.
The *gas and heat* sector, despite the negative impact on the Delmi Group results caused by the reduction of gas sale prices following the application of deliberation no. 249/06, shows an

increase in the gross operational margin thanks to the careful management of the supply sources portfolio by Edison and Plurigas. The sector also benefited from the release of the allocation carried out last year, by both Edison and AEM, with respect to AEEG's deliberations no. 248/04 and no. 298/05.

Due to the sequence of events mentioned above and following the depreciation, amortization and provisions of 652 million euros, the **Net Operating Income** comes to 821 million euros (710 million euros at 31 December 2006), up by 15.6%.

The **financial management** shows a negative balance of 219 million euros (it was negative by 191 million euros at 31 December 2006). The variation on the previous year is mainly due to the lower returns on derivatives and the transfer of financial activities for a total of 20 million euros.

The **charges from income tax** equal 115 million euros (140 million euros at 31 December 2006). The decrease in the tax load is due to both the reduction of the tax rates, following the 2008 *Finanziaria* (Financial Law), which benefited the deferred taxes, as well as the entering of 41 million euros of advance taxes, following the evolution that occurred in 2007 for the moratorium (Law no. 46 dated 6 April 2007), to take into account the tax regulations related to the elimination of inter-company capital gains.
In the previous year the Delmi Group benefited from a lower tax load as a consequence of the realignment of the fiscal values of part of the fixed assets to the related statutory values.

The net profit from current operations, net of accrued taxes, is therefore equal to 487 million euros (398 million euros at 31 December 2006).

The net income of non-current assets sold or destined to be sold is negative by 1 million euros at 31 December 2007 and refers to some businesses of the Ecodeco Group destined to be sold. At 31 December 2006 this item was positive by 57 million euros and included capital gains and the year's income relative to the shareholdings transferred during 2006.

The Group's **consolidated net profit** for the year, less minorities of the Delmi Group (TdE/Edison) and the Ecodeco Group (194 million euros), equals 292 million euros (295 million euros at 31 December 2006).

Employed capital and net financial debt

At 31 December 2007 **the net consolidated invested capital came to 9,384 million euros**; the net equity contributes to its cover for 4,839 million euros (of which 2,579 million euros refer to third party shareholders' shares) and the net financial debt for 4,545 million euros (4,915 million euros at 31 December 2006).

The net invested capital increased by 497 million euros compared to 31 December 2006 mainly due to the increase in the net fixed assets (+314 million euros) and the increase of the working capital (+144 million euros).
The net fixed assets increased mainly due to the increase in goodwill (+295 million euros) essentially arising from the acquisition of 70% of the share capital of Ecodeco S.r.l. and from Transalpina di Energia S.r.l.'s exercising of the Edison S.p.A. warrants and the increase of the value of the shareholdings and the other non-current financial assets (+186 million euros).

The net consolidated financial position, equal to 4,545 million euros at 31 December 2007, shows, with respect to the closing position of the previous year, an improvement of 370 million euros; this was contributed to by the net cash flows from operations for 568 million euros and the cash flow generated by the net equity changes for 614 million euros, partially compensated by the investments that absorbed resources worth 812 million euros.
The period's investments in assets mainly regarded the completion work at the Simeri Crichi plant, the re-powering of the Turbigo plant as well as the development and maintenance work on

the plants in the electricity and gas distribution area. Progress was also made on the works to build the Canavese power plant, the operations regarding the creation of the Carvarzere-Minerbio gas pipeline and the new productions wells on the Emma and Daria beds in the Adriatic Sea.
The other investment activities refer to the increase in goodwill for the purchase of Ecodeco and for the exercising of the aforementioned warrants (295 million euros), the purchase of own shares (39 million euros) and the increase in the shareholding value (190 million euros).

The net equity variations generated resources worth 614 million euros (223 million euros at 31 December 2006), mainly due to the conversion of Edison *Warrants*, the minority share of the current year result for 194 million euros, partly compensated by the payment of dividends for 125 million euros by the parent company AEM S.p.A.

Parent company AEM S.p.A. results

The AEM Spa financial statements have been drawn up in accordance with the international accounting principles.

The parent company EBITDA at 31.12.2007, equal to 130 million euros, is slightly up on the same period of the previous year. The net income at 31 December 2007 shows a profit of 86 million euros which is down by 91 million euros compared to the income at 31 December 2006, which equalled 177 million euros.

The drop in the net income can be attributed to the greater depreciations due to the revision of the depreciation plan of the hydroelectric plants that can be transferred following the Constitutional Court ruling, which decreed the unconstitutionality of a part of the regulations of the 2006 *Legge Finanziaria* (Financial Law) that had provided for the ten-year extension of hydroelectric concessions (18 million euros), to lower dividends cashed by the subsidiary and associated companies (17 million euros) and to the *fair value* assessment of the financial derivatives that are worth 17 million euros.

The further difference can be attributed to the presence in 2006 of non-recurring items, primarily relating to the income (net of taxes) from the transfer of the companies Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia Srl and AEM Trasmissione S.p.A.

The net financial position, negative by 1,797.4 million euros, shows a downturn of 326 million euros compared to 31 December 2006 as a consequence of the extraordinary operations carried out during the year, among which can be counted: the purchase of the controlling interest in the Ecodeco Group, the exercising of the put and call options in Edipower and the purchase of own shares.

ASM Group

2007 main consolidated results

Millions of Euros	31.12.2007	31.12.2006	Change
Revenues	2,286	2,022	13.1%
Gross Operating Margin - EBITDA	391	377	3.7%
Net Operating Income – EBIT	275	244	12.7%
Profits before taxes	319	327	-2.4%
Group Net Profit	225	238	-5.5%

Millions of Euros	31.12. 07	31.12.06	Variazione
Net Financial Position	-1,021	-817	-204

In the year in question, the ASM Group showed an EBITDA growth of 3.7% compared to 2006. This result was achieved thanks to the greater quantities produced by the Brescia waste-to-energy plant, which softened the negative economic impact of the halt of the Ponti sul Mincio thermoelectric plant, caused by supplementary maintenance. The effective policy to optimize the gas sources portfolio, the lack of recourse to strategic storage and the granting of the allocation carried out last year with respect to deliberations no. 248/04 and 298/05 by AEEG, also allowed the reduction of the lower margins recorded in the gas and heat sales sectors due to a decrease in demand by end clients caused by the particularly mild weather in the first months of the year.

The EBIT shows an increase of 12.7% due to the greater provisions carried out in 2006, whilst Earnings before tax decreased by 2.4% as the extraordinary component of the Endesa Italia income is not present any more, consolidated according to the equity method, arising from the alignment carried out in 2006 of the fiscal value of fixed assets to their statutory value.

The Net Financial Position, compared to 31 December 2006, shows a downturn of 204 million euros.

The 2007 financial results of the ASM Group

In the year 2007, the **ASM Group Revenues** reached 2,286 million euros, an increase of 13.1% compared to the previous year. This increase, equal to 264 million euros, can essentially be ascribed to the greater quantities of electricity sold.

The overall electricity produced by the ASM Group equals 2,556 GWh, a fall of 9.1% compared to 2006 caused by the halt of the Ponti sul Mincio plant due to maintenance work, whilst the **quantities of electricituy sold** came to 9.030 GWh, up by 26.2% compared to the previous year.

The gas distributed equalled 672 million cubic metres, down 8.1% compared to 2006 due to the mild winter. For the same reason, lower **volumes of heat** were **sold,** equalling 1,056 thermal GWh (1,117GWh in 2006). The **quantities of gas sold** showed an increase of 8% (and equalled 890 million cubic metres). The increase in sales to industrial clients (19.5%) and the sales on the wholesale market (70 million cubic metres) have more than compensated for the fall in the sales to civilian users caused by climatic effects.

The electrical energy distributed equalled 4,501 GWh, a slight fall compared to 2006 (4,533 GWh).

The **Gross Operational Margin** for the year in question recorded an increase of 14 million euros compared to the previous year. The following table shows the contribution of the activity areas as shown in the ASM Group financial statements.

Millions of Euros	31.12.2007	31.12.2006
	Total	**Total**
Electricity Production	181	168
Gas and Electricity Sales	59	52
Gas and Electricity Networks	68	63
District heating	30	45
Integrated Water Cycle	18	15
Environment	22	26
Other Services	13	8
TOTAL	**391**	**377**

Electricity production activity, which also includes the margins relative to waste disposal activity at waste-to-energy plants and the sale of the heat they produce to the district heating sector, shows an increased operating income compared to 2006, mainly thanks to the greater quantities of electricity produced by the waste-to-energy plant in Brescia.

The Operating Income of the *electricity and gas sales* area benefited from the granting of the allocated fund following the electrical energy and gas Authority's deliberation no. 248/04, the lack of use, differing from what occurred in 2006, of the strategic storage and the positive management of the gas sources portfolio by Plurigas.

The result of the *electricity and gas networks* can mainly be attributed to the allocation, in the year in question, of the revenue arising from the Specific Company Equalization related to the distribution network of the city of Brescia for the years 2004-2007, which has more than compensated for the losses arising from the lower quantities of gas distributed.

The results of the *District heating* sector are in decline due to the drop in the demand from final clients caused by the particularly mild winter, whilst the management activity of the *integrated water cycle* benefited from the tariff increase deliberated by ATO and the acquisition of the integrated water service in the municipalities of Valsabbia and Val Trompia.

The *Environment* sector shows an EBITDA in decline compared to the previous year, mainly due to the lower amount of waste disposed of in landfills (-67,000 tonnes).

Due to the sequence of events mentioned above and following the amortizations, depreciations, provisions and writedowns of 116 million euros, the **EBIT** equals 275 million euros (244 million euros at 31 December 2006), up by 12.7%.

The **financial management** shows an increase of the negative balance from 36 to 38 million euros, mainly due to the increase of the net financial debt.

In relation to affiliates, 2007 closed with a positive balance of over 82 million euros, a fall of 37 million euros compared to the previous year which had, however, benefited from extraordinary items for 30 million euros following the alignment, performed by Endesa, of the fiscal value of fixed assets to their book value.

The profit, net of taxes equalling 94 million euros, came to approximately 225 million euros, a drop of 13 million euros compared to the previous year.

Investments

The **investments** made in 2007, including long-term charges and capitalized personnel costs, came to 256 million euros, whilst they reached 241 million euros in the previous year. The increase in investments mainly relates to the combined cycle plant with 820 MW under construction in Gissi (CH).

Invested capital and net financial debt

At 31 December 2007 **the net consolidated invested capital came to 2,581 million euros**; the net equity contributes to its cover for 1,560 million euros and the net financial debt for 1,021 million euros (817 million euros at 31 December 2006).

The year 2007 closed with a **net financial debt** of 1,021 million euros, with respect to 817 million in the previous year. The increase can mainly be ascribed to the growth of loans obtained to support the investments for construction works on the Gissi and Scandale plants.

The 2007 operating assets generated liquidity of 327 million euros, in line with the previous year.
The investments absorbed resources worth 336 million euros, of which 253 million euros relate to investments in fixed assets and 83 million relate to the increase of the value in shareholdings.

The *free cash flow* was negative by 9 million euros (positive by 8 million euros at 31 December 2006).

Net equity, equal to 1,560 million euro (1,534 at 31 December 2006) - including 2007 net profit equal to 225 million euro and treasury shares worth 5 million euro, absorbs the effect of the distribution of both ordinary and extraordinary dividend, the latter part of the merger transaction.

Parent Company ASM SpA Results

The ASM Spa financial statements have been drawn up in accordance with international accounting principles.

The parent company's EBITDA at 31.12.2007 was 301.9 million euros showing an increase, compared to the result of the same period in the previous year, equal to 283.2 million euros. The net income at 31 December 2007 shows a profit of 185.6 million euros, up by 48.3 million euros compared to the income at 31 December 2006, which equalled 137.3 million euros.

The net financial position, negative by 689.7 million euros, shows a downturn of 58.4 million euros compared to 31 December 2006.

AMSA Group

2007 main consolidated results

During 2007 the Amsa Group was involved in the redefinition of the long-term strategies concerning some of the associated and subsidiary companies of the Municipality of Milan.
This redefinition culminated, on 25 June 2007, in the approval, by the Board of Directors, of the merger project for the incorporation of Amsa S.p.A. into A.E.M. S.p.A., within the framework of the broadest merger project of A.E.M. S.p.A. and A.S.M. S.p.A. into the new company A2A S.p.A.

The overall company reorganization prior to the merger operation was initially achieved, with the date of effect on 1 December 2007, by awarding a newly established company, Amsa S.r.l,

all the assets and liabilities and all the legal relations concerning Amsa S.p.A. with the exclusion of the endowment assets and liabilities that cannot be duplicated, aimed at the management of the urban hygiene services in the Municipality of Milan that, on 27 December 2007, were subject to a demerger operation in favour of another newly established company, Milano Immobili e Reti S.r.l, completely controlled by the Municipality of Milan.
On 1 December 2007 Amsa S.p.A changed its name to Amsa Holding S.p.A. and on 1 January 2008 the same company was incorporated into A.E.M. S.p.A., now A2A S.p.A. following the merger that took place with A.S.M. S.p.A. on the same date.

The 2007 consolidated financial balance sheet of AMSA Holding reflects the economic and financial development of the group as a consequence of the extraordinary operations as briefly described.

AMSA Group 2007 main consolidated results

Millions of Euros	31.12.2007	31.12.2006	Change
Revenues	330	320	3.1%
Gross Operating Margin - EBITDA	62	55	12.7%
Net Operating Income - EBIT	28	23	21.7%
Profits Before Taxes	23	18	27.8%
Group Net Profit	6	4	50%

Millions of Euros	31.12. 07	31.12.06	Change
Net Financial Debt	-71	-73	+2

The year 2007 closed with a **consolidated net income** of approximately 5.6 million euros higher than what was recorded in the previous year, equal to 3.7 million euros (restated on the basis of the accounting principles defined by the parent company A2A S.p.A.).

The Revenues come to 330 million euros, an increase of 10 million euros compared to 2006, mainly due to the effect of the Municipality of Milan assigning the maintenance of the parks, gardens and green areas of the city (6.4 million euros), with a three-year contract which began in May, and the increase in revenues for the quantities of Solid Urban Waste disposed of on behalf of third parties (+5.3 million euros).

The Silla 2 plant has turned 450,000 tonnes of *waste to energy*, producing approximately 376,000 MWh and selling 62,000 thermal MWh of heat (respectively 440,000 tonnes and 378,000 electrical MWh and 48,000 thermal MWh in 2006).

The **gross operating margin** comes to 62.5 million euros showing an increase of 7.6 million euros compared to 2006. The increase in the EBIT, which reached 27.7 million euros, equals 4.4 million euros.

The financial management improved by 1.4 million euros compared to the year 2006, in addition to increase in the charges from income tax equal to 3.9 million euros, have determined a net profit equal to 5.6 million euros, up by 1.9 million compared to the year 2006.

The **net financial debt** equals 70.6 million euros and shows a decrease of 2.7 million euros compared to 31 December 2006 due to the improvement of the ***free cash flow*** which moved from a negative value equal to 14.4 million euros in 2006 to a positive value equal to 3.4 million euros at 31 December 2007. The improvement of the working capital has been significant and has compensated for the absorption of financial resources arising from investments in tangible,

intangible and financial assets which moved from 16 million euros in 2006 to 29.7 million euros in 2007, net of the disinvestment and the plant account contributions received during the year. The dividends distributed during 2007 equalled 1 million euros.

Investments

The **investments** made in the period amount to 31.7 million euros, the main components of which can be referred, for 6.4 million euros, to the execution works for the "Denox" system in the Silla 2 plant in order to lower the nitrogen oxide and hydrochloric acid emissions and, for 12.9 million euros, to the renovation of the vehicle park. The works on the Silla 2 plant finished ahead of time compared to what was contractually anticipated and the first results are satisfying in terms of operation and system effectiveness.

Parent Company AMSA SpA Results

The financial accounts have been drawn up in accordance with the international accounting principles.

The parent company's Gross Operating Margin, equal to 55.1 million euros, refers to the result of the company's operations from 1 January 2007 to 30 November 2007. In fact, starting on 1 December 2007, all the assets and liabilities and all the legal relations concerning AMSA S.p.A. were awarded to AMSA S.r.l.

The net result at 31 December 2007 shows a profit of 5.8 million euros up by 4.1 million euros compared to 31 December 2006. The net financial position is positive by 0.2 million euros whilst at 31 December 2006 it was negative by 70 million euros.

A2A Group 2007 Pro-Forma

As the legal and accounting effectiveness of the mergers through the incorporation of AMSA Holding S.p.A. into AEM S.p.A and ASM Brescia S.p.A. into AEM S.p.A. and the new naming of the latter as A2A S.p.A became effective from 1 January 2008, the Pro-Forma Consolidated Data at 31 December 2007 has been prepared in a special document in order to give the Shareholders, the Stakeholders and the financial market a better perception of the significant sizes in terms of the income, assets and financing of the A2A Group.
The Pro-Forma Consolidated Data has been prepared for the purpose of simulating what A2A's financial position would have been, as if the Operations had been put into effect at the end of the reference period (31 December 2007) and, with regard only to the economic effects, at the start of the reference period, namely 1 January 2007.

Accounting effects of the AEM/AMSA and AEM/ASM mergers

It is underlined that, before the AMSA and AEM merger, the Municipality of Milan held AEM at 42.267 which, according to statutory clauses, had control of AEM. The Municipality of Milan also held 100% of the share capital of AMSA Holding SpA. As regards the AEM/AMSA Merger accounting method, it is specified that it complies with the International Accounting Principles as an "under common control" operation, and that it is an operation performed by companies subject to control by the same company. These operations are not expressly regulated by IRFS 3, which describes the accounting methods for business aggregation operations, nor by other IAS/IFRS. In the absence of a reference accounting principle AEM (now A2A), in conformity with the provisions of IAS 8, has taken as its accounting principle for these operations that of entering, in its consolidated balance sheet, the entities acquired according to the book values resulting from the financial statements prior to the transaction, namely in "continuity of values".

As regards the accounting method adopted to represent the AEM/ASM Merger, the following should be highlighted:

- Before the merger with AEM, 69.2% of ASM was controlled by the Municipality of Brescia;
- The Municipalities signed an Inter-company Agreement on 5 October 2007 that regulates the ownership structures and the *governance* of A2A, leading to the Municipalities having joint control on equal terms of A2A through a dualistic administration and control system.

Specifically, therefore, the operation is a joint venture where the Municipality of Brescia and the Municipality of Milan have joint control.

The International accounting principles (IAS/IFRS) do not indicate a specific criterion for the accounting of the assets and liabilities by a joint venture that the venturers jointly control. In this case in point, the most suitable accounting method for representing the effects of the operation in question is thought to be the continuity of values, and actually the assets and liabilities continue to be controlled, even if jointly, by the Municipality of Brescia and the Municipality of Milan.

The 2007 pro-forma financial results

With reference to the 2007 main pro-forma economic data, the A2A Group shows total revenues of 10,103 million euros and operating costs of 7,608 million euros; the personnel cost equals 559 million euros.

The pro-forma gross operational margin equals 1,936 million euros; to this figure the AEM Group contributes 1,473 million euros, the AMSA Group 63 million euros and the ASM Group 391 million euros. The pro-forma adjustments arising from the elision of the reciprocal balances and other pro-forma entries contribute 9 million euros.

The pro-forma aggregate profit, net of taxes, equals 521 million euros.

At 31 December 2007 the consolidated total assets of the A2A Group equal 17,396 million euros and the net equity equals 6,490 million euros, of which 3,880 million euros fall within the competence of the Group and 2,610 million euros fall within the competence of third parties.

The invested capital equals 12,261 million euros; the net equity contributes to its cover for 6,490 million euros and the net financial debt for 5,771 million euros.

As regards the year 2008 the A2A Group, created from the merging of the AEM Group, ASM Group and AMSA Group expects, at the consolidated level, results no lower than those of the previous year.

Important events subsequent to 31 December 2007

Following the approval, on 22 October 2007, by the AEM shareholders' meeting, of the respective merger projects, on 24 December 2007 the merger deed was signed to incorporate AMSA Holding Spa and ASM Brescia SpA into AEM SpA.

The merger took effect on 1 January 2008. The new company created from the merging of the three companies took on the name A2A.

The Executive responsible for the drawing up of A2A S.p.A.'s company accounting documents, Paolo Rundeddu, certifies - in accordance with article 154-b, subsection 2 of the Consolidated Text on Finance (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

* * *

The accounting tables of the AEM Group, the ASM Group and the AMSA Group are attached. Please note that the Audit Report for the reported data has not yet been issued.

The A2A Group's balance sheet and income statement are also attached.

* * *

For further information:

Communications and External Relations: Biagio Longo tel. 02 7720.4582, biagio.longo@a2a.eu

Investor Relations: Renata Bonfiglio, tel.02 7720.3879 ir@a2a.eu
www.a2a.eu

Tables of the AEM Group accounts

AEM GROUP	01/01/2007	01/01/2006
CONSOLIDATED INCOME STATEMENT	**31/12/2007**	**31/12/2006**
		Restated
(in millions of Euros)		
REVENUES		
REVENUES FROM SALES AND SERVICES	7,011	6,746
OTHER OPERATING REVENUES	198	189
TOTAL REVENUES	**7,209**	**6,935**
OPERATING COSTS		
COSTS FOR RAW MATERIALS, FINISHED GOODS & SERVICES	5,270	5,058
OTHER OPERATING COSTS	193	222
TOTAL OPERATING COSTS	**5,463**	**5,280**
LABOUR COSTS	**273**	**277**
GROSS OPERATING INCOME - EBITDA	**1,473**	**1,378**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**652**	**668**
NET OPERATING INCOME - EBIT	**821**	**710**
FINANCIAL BALANCE		
FINANCIAL INCOME	121	148
FINANCIAL CHARGES	341	340
AFFILIATES	1	1
TOTAL FINANCIAL BALANCE	**-219**	**-191**
OTHER NON OPERATING INCOME	**16**	**58**
OTHER NON OPERATING COSTS	**-16**	**-39**
EARNINGS BEFORE TAXES	**602**	**538**
CHARGES FROM INCOME TAXES	**115**	**140**
PROFIT FROM CURRENT OPERATIONS		
NET OF TAXES	**487**	**398**
NET RESULT OF NON-CURRENT ASSETS		
AVAILABLE FOR SALE	**-1**	**57**
NET PROFIT	**486**	**455**
MINORITIES	**-194**	**-160**
GROUP NET PROFIT FOR THE YEAR	**292**	**295**

AEM GROUP		
CONSOLIDATED BALANCE SHEET	31/12/2007	31/12/2006
(in million of Euros)		Restated
ASSETS		
NON CURRENT ASSETS		
Tangible assets	6,785	7,026
Fixed assets	5	20
Intangible assets	533	574
Goodwill	2,214	1,919
Shareholdings assessed according to the Equity method	87	61
Other non-current financial assets	670	507
Non current derivatives	25	28
Income tax receivables	269	263
Other non-current assets	46	53
TOTAL NON-CURRENT ASSETS	**10,634**	**10,451**
CURRENT ASSETS		
Inventories	202	283
Accounts receivables	1,716	1,679
Other current assets	320	233
Current finacial assets	7	19
Current derivatives	78	43
Current tax credits	30	17
Liquidity and equivalents	99	253
TOTAL CURRENT ASSETS	**2,452**	**2,527**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**163**	**116**
TOTAL ASSETS	**13,249**	**13,094**
NET EQUITY AND LIABILITIES		
NET EQUITY		
Share capital	936	936
Share-premium reserve	-	-
(Own shares)	-64	-25
Reserves	1,096	767
Net income of the year	292	295
Group net equity	**2,260**	**1,973**
Minority interests	2,579	1,999
Total net equity	**4,839**	**3,972**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabiliteis	3,892	3,115
Non-current derivatives		3
Deferred taxe liabilities	629	769
Benefits to employees	198	210
Risk fund	600	576
Liabilities for landfills	40	42
Other non-current liabilities	257	225
Total non-current liabilities	**5,616**	**4,940**
CURRENT LIABILITIES		
Accounts payable	1,312	1,349
Other current liabilities	453	541
Current financial liabilities	856	2,119
Current derivatives	70	42
Tax due	61	62
Total current liabilities	**2,752**	**4,113**
Total liabilities	**8,368**	**9,053**
LIABILITIES DIRECTLY ASSOCIATED TO		
NON-CURRENT ASSETS AVAILABLE FOR SALE	**42**	**69**
TOTAL NET EQUITY AND LIABILITIES	**13,249**	**13,094**

AEM GROUP CONSOLIDATED FINANCIAL STATEMENT (in millions of Euros)	31.12.2007	31.12.2006 Restated
LIQUIDITY AND EQUIVALENTS OPENING POSITION	262	242
Operating assets		
Group net income for the year	292	295
Non-monetary flows:		
Tangible assets depreciation	508	475
Intangible assets amortization	77	67
Change in funds	-130	-158
Change in working capital	-179	-27
Net Cash Flow generated by operations	**568**	**652**
Investments		
Net investments in tangible assets	-267	-486
Transfer of real estate assets	15	4
Net investments in intangible assets and goodwill	-331	-32
Tangible assets sold		503
Intangible assets sold		20
Increases in shareholdings	-190	-81
Purchase/transfer of own shares	-39	-2
Net Cash Flow absorbed by investments	**-812**	**-74**
Free cash flow	**-244**	**578**
Financing activities		
Financial liabilities	-511	-795
Derivatives	-15	24
Financial credits	-7	-10
Change in net Group and third party shareholders' equity (including Minorities)	739	330
Dividends	-125	-107
Nert Cash Flow absorbed by financial activities	**81**	**-558**
CHANGE IN LIQUIDITY	-163	20
LIQUIDITY AND EQUIVALENTS CLOSING POSITION	**99**	**262**

Table of the variation in the AEM Group Net Equity
(im millions of Euros)

Description	Share Capital	Own Shares	Reserve	Group profit for the year	Group Total net equity	Minority interests	Total Net Equity
Net equity at 31.12.2005 Restated	**936**	**-23**	**510**	**242**	**1,665**	**1,791**	**3,456**
2005 income allocation			242	-242			
Distribution of dividends			-107		-107	-62	-169
IAS 32 and IAS 39 reserves			131		131		131
Complete consolidation of the Ecodeco Group						95	95
Other changes		-2	-9		-11	10	-1
Group and Third Party net profit for the year				295	295	165	460
Net equity at 31.12.2006 Restated	**936**	**-25**	**767**	**295**	**1,973**	**1,999**	**3,972**
2006 income allocation			295	-295			
Distribution of dividends			-125		-125	-85	-210
IAS 32 and IAS 39 reserves			160		160		160
Edison warrant exercised			-34		-34	543	509
Put option on Ecodeco and Fertilvita shares						-93	-93
Put option on Delmi Spa shares			-26		-26	46	20
Other changes		-39	59		20	-25	-5
Group and Third Party net profit for the year				292	292	194	486
Net equity at 31.12.2007	**936**	**-64**	**1,096**	**292**	**2,260**	**2,579**	**4,839**

Tables of the ASM Group accounts

ASM GROUP

CONSOLIDATED INCOME STATEMENT (in millions of Euros)	01/01/2007 31/12/2007	01/01/2006 31/12/2006
REVENUES		
1) REVENUES FROM SALES AND SERVICES	2,134	1,902
2) OTHER OPERATING REVENUES	152	120
TOTAL REVENUES	**2,286**	**2,022**
OPERATING COSTS		
1) COSTS FOR RAW MATERIALS, FINISHED GOODS & SERVICES	1,717	1,499
2) OTHER OPERATING COSTS	54	37
TOTAL OPERATING COSTS	**1,771**	**1,536**
LABOUR COSTS	**124**	**109**
GROSS OPERATING INCOME - EBITDA	**391**	**377**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**116**	**133**
NET OPERATING INCOME - EBIT	**275**	**244**
FINANCIAL BALANCE		
1) FINANCIAL INCOME	10	9
2) FINANCIAL CHARGES	48	45
3) AFFILIATES	82	119
TOTAL FINANCIAL BALANCE	**44**	**83**
OTHER NON OPERATING INCOME		
OTHER NON OPERATING COSTS		
EARNINGS BEFORE TAXES	**319**	**327**
CHARGES FROM INCOME TAXES	**94**	**89**
PROFIT FROM CURRENT OPERATIONS NET OF TAXES	**225**	**238**
NET RESULT OF NON-CURRENT ASSETS AVAILABLE FOR SALE	**0**	
NET PROFIT	**225**	**238**
MINORITIES		
GROUP NET PROFIT FOR THE YEAR	**225**	**238**

ASM GROUP CONSOLIDATED BALANCE SHEET (in millions of Euros)	31.12.2007	31.12.2006
ASSETS		
NON-CURRENT ASSETS		
Tangible assets	1,566	1,421
Fixed assets		
Intangible assets	38	37
Goodwill	138	138
Shareholdings assessed according to the equity method	829	751
Other non-current financial assets	20	20
Income tax receivables	41	51
Other non-current assets	12	46
TOTAL NON-CURRENT ASSETS	**2,644**	**2,464**
CURRENT ASSETS		
Inventories	59	66
Accounts receivables	736	577
Other current assets	85	56
Current derivatives	8	4
Current tax credits	42	29
Liquidity and equivalents	154	242
TOTAL CURRENT ASSETS	**1,084**	**974**
NON-CURRENT ASSETS AVAILABLE FOR SALE	**0**	**1**
TOTAL ASSETS	**3,728**	**3,439**
NET EQUITY AND LIABILITIES		
NET EQUITY		
Share capital	774	774
Share-premium reserve	147	147
(Own shares)	-5	
Reserves	399	369
Net income of the year	225	238
Group net equity	**1,540**	**1,528**
Minority interests	20	6
Total net equity	**1,560**	**1,534**
LIABILITIES		
NON-CURRENT LIABILITIES		
Non-current financial liabilities	962	935
Non-current derivatics	10	15
Deferred tax liabilities	119	126
Benefits to employees	51	42
Risk fund	23	30
Liabilities for landfills	82	83
Other non-current liabilities	21	31
Total non-current liabilities	**1,268**	**1,262**
CURRENT LIABILITIES		
Accounts payable	393	337
Other current liabilities	279	166
Current financial liabilities	201	106
Current derivatives	11	
Tax due	16	34
Total current liabilities	**900**	**643**
Total liabilities	**2,168**	**1,905**
LIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE		
TOTAL NET EQUITY AND LIABILITIES	**3,728**	**3,439**

ASM GROUP CONSOLIDATED FINANCIAL STATEMENT (in millions of Euros)	31.12.2007	31.12.2006
LIQUIDITY AND EQUIVALENTS - OPENING POSITION	242	82
Operating assets		
Group net income for the year	225	
Non-monetary flows:		
Tangible assets depreciation	99	
Intangible assets amortization	8	
Change in funds	-6	
Change in working capital	1	
Net Cash Flow generated by operations	**327**	**328**
Investments		
Net inverstments in tangible assets	-244	
Net investments in intangible assets and goodwill	-9	
Increases in shareholdings	-78	
Purchase/transfer of own shares	-5	
Net Cash Flow absorbed by investments	**-336**	**-320**
Free cash flow	**-9**	**8**
Financing activities		
Financial liabilities	119	
Derivatives	-5	
Financial credits	1	
Change in Group net shareholders' equity (other than Group profit) and third party shareholders' equity	11	
Dividends	-205	
Net Cash Flow absorbed by financial activities	-79	152
CHANGE IN LIQUIDITY	-88	160
LIQUIDITY AND EQUIVALENTS - CLOSING POSITION	**154**	**242**

ASM GROUP

TABLE OF THE CHANGES IN THE NET EQUITY AT 31 DECEMBER 2007

(in millions of Euros)

Descrizption	Share Capital	CAPITAL RESERVES		PROFIT RESERVES				Reserve for derivatives valuation (cash flow hedge)	IFRS1 RESERVE first IAS implementation	Profit for the year	Third party net equity	Total
		Share-premium reserve	Reserve for fair value valuation capital increase for BAS	Legal reserve	Tied reserve	Own shares	Other reserves					
Balance at 31 December 2006	774	147	59	28	13	0	286	-10	-7	238	6	1,535
Ordinary Shareholders' Meeeting (20/04/07):												
- reserve				7			111			-118		-
- dividend										-120		-120
Ordinary Shareholders' Meeting (22/10/07):												
- dividend							-85					-85
Derivatives valued at cash flow hedge			1					1				1
Own share purchase						-5						-5
Effects of first IAS/IFRS implementation to consolidated company							-1					-1
Adjustment of net equity reserve for tax rate variation							-1					-1
Option for purchasing share in subsidiary							-2					-2
Result for the period										225		225
Capital acquired by third parties											14	14
Third party profit											0	0
Balance at 31 December 2007	774	147	59	35	13	-5	308	-9	-7	225	20	1,560
		206		351								

Tables of the AMSA Group accounts

AMSA GROUP
CONSOLIDATED INCOME STATEMENT
in thousands of Euros

REVENUES	2007	2006 Restated
I. Revenues from sales and services	321,017	309,267
II. Other operating revenues	8,776	10,307
TOTAL REVENUES	329,793	319,574
OPERATING COSTS		
I. Costs for raw materials, finished goods & consumables	16,370	15,736
II. Other operating costs	93,098	92,130
TOTAL OPERATING COSTS	109,468	107,866
LABOUR COSTS	157,867	156,880
GROSS OPERATING INCOME - EBIDTA	62,458	54,828
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	34,732	31,482
NET OPERATING INCOME - EBIT	27,726	23,346
FINANCIAL INCOME AND CHARGES		
I. Financial income	3,355	2,462
II. Financial charges	7,700	8,197
III. Affiliates	0	0
TOTAL FINANCIAL BALANCE	(4,345)	(5,735)
I. Other non operating income	0	0
II. Other non operating charges	0	0
PROFIT (LOSS) BEFORE TAXES	23,381	17,611
CHARGES (INCOME) FROM INCOME TAXES	17,811	13,915
PROFIT (LOSS) FROM CURRENT OPERATIONS	5,570	3,696
Net result of non-current assets sold or available for sale	0	0
NET PROFIT (LOSS)	5,570	3,696
MINORITIES	0	0
GROUP NET PROFIT	5,570	3,696

AMSA Group
CONSOLIDATED BALANCE SHEET

(in thousands of Euros)		2007	2006 Restated
NON-CURRENT ASSETS			
I.	*Tangible assets*	229,040	272,103
II.	*Fixed assets*	0	0
III.	*Intangible assets*	3,679	4,305
IV.	*Shareholdings assessed according to the Equity method*	0	0
V.	*Other non-current financial assets*	0	7,894
VI.	*Non-current derivatives*	402	179
VII.	*Income tax receivables*	16,575	18,875
VIII.	*Other non-current assets*	0	0
Total non-current assets		249,696	303,356
CURRENT ASSETS			
I.	*Inventories*	5,435	5,501
II.	*Acccounts receivables*	140,657	133,225
III.	*Other current assets*	4,094	6,019
IV.	*Current financial assets*	4,020	267
V.	*Current derivatives*	0	0
VI.	*Current tax credits*	242	0
VII.	*Liquidity and equivalents*	695	943
VIII.	*Assets available for sale*	0	0
Total current assets		155,143	145,955
Non-current assets available for sale			
TOTAL ASSETS		404,839	449,311
Net Equity			
I.	*Share capital*	52,169	96,430
II.	*(Own shares)*	0	0
III.	*Reserces*	21,926	19,545
IV.	*Profit (loss) of the year*	5,570	3,696
Total net equity		79,665	119,671
Non-current liabilities			
I.	*Non-current financial liabilities*	54,296	68,845
II.	*Non-current derivatives*	0	0
III.	*Deferred tax liabilities*	10,784	11,578
IV.	*Benefits to employees*	66,840	74,758
V.	*Risk fund*	26,657	26,411
VI.	*Liabilities for landfills*	10,479	10,543
VII.	*Other non-current liabilities*	186	183
Total non-current liabilities		169,242	192,318
Current liabilities			
II.	*Accounts payables*	87,680	79,341
III.	*Other current liabilities*	43,715	43,259
IV.	*Current financial liabilities*	21,446	13,725
V.	*Current derivatives*	0	0
VI.	*Tax due*	3,091	997
Total current liabilities		155,932	137,322
Liabilities directly associated to non-current assest available for sale			
TOTAL NET EQUITY AND LIABILITIES		404,839	449,311

AMSA GROUP

FINANCIAL STATEMENT (in thousands of Euros)	2007	2006 Restated
LIQUIDITY - OPENING POSITION	**943**	**30,652**
Operating assets		
Group net income for the year	5,570	3,696
Non-monetary flows		
Intangible assets amortization	1,614	1,737
Tangible assets depreciation	26,954	24,697
Change in funds	(6,240)	(3,474)
Change in working capital	**5,208**	**(25,082)**
NET CASH FLOW GENERATED BY OPERATIONS	**33,106**	**1,574**
INVESTMENTS		
Investments in tangible assets	(29,310)	(14,954)
Sale of fixed assets	0	-
Investiments in intangible assets	(985)	(1,373)
Tangible assets sold	632	351
Chage in shareholkdings	0	0
Intangible assets sold	-	-
Purchase of own shares	-	-
Transfer of own shares	-	-
NET CASH FLOW ABSORBED BY INVESTMENTS	**(29,663)**	**(15,976)**
FREE CASH FLOW	**3,443**	**(14,402)**
FINANCING ACTIVITIES		
Financial liabilities	(6,755)	(13,004)
Derivatives	(223)	(179)
Financial credits (other non-current assets and current finan. assets)	4,141	261
Change in net equity	150	121
Dividends	(1,004)	(2,506)
NET CASH FLOW ABSORBED BY FINANCIAL ACTIVITIES	**(3,691)**	**(15,307)**
CHANGE IN LIQUIDITY	**(248)**	**(29,709)**
LIQUIDITY AND EQUIVALENTS - CLOSING POSITION	**695**	**943**

Table of the changes in the net equity of the AMSA group

(in thousands of Euros)	Share Capital	Legal Reserve	Statutory Reserve	Other Reserves	Retained Earnings Reserve	Accumulated earnings (losses)	Profit (loss) for the year	Group Share	Third party share	Total Net Equity
Balances at 31 December 2005 as previously indicated	**96,430**	**1,074**	**983**	10,466	**1,492**	**1,449**	**6,466**	**118,360**	**0**	**118,360**
Change of the accounting principle for the actuarial profits and losses accounting				1,016			**(1,016)**	**0**		**0**
Balances at 31 December 2005 restated	**96,430**	**1,074**	**983**	11,482	**1,492**	**1,449**	**5,450**	**118,360**	**0**	**118,360**
Allocation of 2005 profits		132		(1,011)	1,365	2,459	(5,450)	(2,505)		(2,505)
Profit (loss) on derivatives				120				**120**		**120**
Profit (loss) for the 2006 year (restated)							**3,696**	**3,696**		**3,696**
Total income and charges as per balance sheet	**0**	**0**	**0**	120	**0**	**0**	**3,696**	**3,816**	**0**	**3,816**
Balances at 31 December 2006	**96,430**	**1,206**	**983**	10,591	**2,857**	**3,908**	**3,696**	**119,671**	**0**	**119,671**
Allocation of accumulated earnings				3,908		(3,908)		-		0
Allocation of 2006 profits (restated)		53		684	1,955	0	(3,696)	(1,004)		(1,004)
Demerger (beneficiary: Milano Immobili e Reti s.r.l.)	(44,261)			(461)				(44,722)		(44,722)
Profit (loss) on derivatives				150				150		150
Profit (loss) for the year 2007							5,570	5,570		5,570
Total income and charges as per balance sheet	**0**	**0**	**0**	150	**0**	**0**	**5,570**	**5,720**	**0**	**5,720**
Balances at 31 December 2007	**52,169**	**1,259**	**983**	14,872	**4,812**	**0**	**5,570**	**79,665**	**0**	**79,665**

Tables of the Pro-forma Balance Sheet and Income Statement of the A2A Group.

Pro-forma Balance Sheet at 31 December 2007

(in millions of Euros)	Aem Group at 31/12/2007	AMSA Group at 31/12/2007	ASM Group at 31/12/2007	Extraordinary Dividend Distribution	Equity Effects of the Merger	Reciprocal balance Elisions and other pro-forma entries	A2A Pro-forma Balance Sheet At 31/12/2007
	(a)	(b)	(c)	(d)	(e)	(f)	(g)
ASSETS							
NON-CURRENT ASSETS							
Tangible assets	6.785	229	1.566			0	8.580
Fixed assets	5					0	5
Intangible assets	533	4	38			0	575
Goodwill	2.214		138				2.352
Shareholdings assessed acc. to Equity method	87		829			0	916
Other non-current financial assets	670		20			0	690
Non-current derivatives	25	1				0	26
Income tax receivables	269	16	41			2	328
Other non-current assets	46		12			0	58
TOTAL NON-CURRENTASSETS (A)	10.634	250	2.644			2	13.530
CURRENT ASSETS							
Inventory	202	5	59			37	303
Accounts receivables	1.716	141	736			58	2.651
Other current assets	320	4	85			0	409
Current financial assets	7	4				0	11
Current derivatives	78		8			2	88
Current tax credits	30		42			0	72
Liquidity and equivalents	99	1	154	-85		0	169
TOTAL CURRENT ASSETS (B)	2.452	155	1.084	-85		97	3.703
NON-CURRENTASSETS DESTINED TO BE SOLD C)	163	0	0				163
TOTAL ASSETS (A+B+C)	13.249	405	3.728	-85	0	99	17.396
NET EQUITY AND LIABILITIES							
NET EQUITY							
Share capital	936	52	774		-133	0	1.629
(Own shares)	-64		-5		5	0	-64
Other reserves and income	1.388	28	771		128	0	2.315
Group net equity	**2.260**	**80**	**1.540**	**0**	**0**	**0**	**3.880**
Minority interests	2.579		20		0	11	2.610
Total net equity (D)	**4.839**	**80**	**1.560**	**0**	**0**	**11**	**6.490**
LIABILITIES							
NON-CURRENT LIABILITIES							
Non-current financial liabilities	3.892	54	962			0	4.908
Non-current derivatives	0		10			0	10
Deferred tax liabilities	629	11	119			1	760
Benefits to employees	198	67	51			0	316
Risk funds	600	27	23			0	650
Liabilities for landfills	40	10	82			0	132
Other non-current liabilities	257		21			0	278
Total non-current liabilities (E1)	**5.616**	**169**	**1.268**			**1**	**7.054**
CURRENT LIABILITIES							
Accounts payable	1.312	88	393			33	1.826
Other current liabilities	453	44	279	-85		0	691
Current financial liabilities	856	21	201			49	1.127
Current derivatives	70		11			5	86
Tax due	61	3	16			0	80
Total current liabilities (E2)	**2.752**	**156**	**900**	**-85**		**87**	**3.810**
TOTAL LIABILITIES (E)	8.368	325	2.168	-85	0	88	10.864
PLIABILITIES DIRECTLY ASSOCIATED TO NON-CURRENT ASSETS AVAILABLE FOR SALE (F)	42	0	0			0	42
TOTAL NET EQUITY AND LIABILITIES (D+E+F)	13.249	405	3.728	-85	0	99	17.396

Pro-forma Income Statement at 31 December 2007

INCOME STATEMENT	AEM Group at 31/12/2007	AMSA Group at 31/12/2007	ASM Group at 31/12/2007	Reciprocal balance Elision & other pro-forma entries	A2A pro forma Balance sh. at 31/12/2007
(in millions of Euros)	(a)	(b)	(c)	(d)	(e)
REVENUES FROM SALES AND SERVICES	7.011	321	2.134	277	9.743
OTHER OPERATING REVENUES	198	9	152	1	360
TOTAL REVENUES	7.209	330	2.286	278	10.103
OPERATING COSTS	5.463	109	1.771	265	7.608
PERSONNEL COSTS	273	158	124	4	559
GROSS OPERATING MARGIN	1.473	63	391	9	1.936
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	652	35	116	-1	802
NET OPERATING INCOME - EBIT	821	28	275	10	1.134
TOTAL FINANCE BALANCE	-220	-4	-38	-4	-266
AFFILIATES	1		82		83
OTHER NON OPERATING INCOME/CHARGES	0		0		0
EARNINGS BEFORE TAXES	602	24	319	6	951
CHARGES (INCOME) FROM INCOME TAXES	115	18	94	2	229
PROFIT (LOSS) FROM CURRENT OPERATIONS NET OF TAXES	487	6	225	4	722
NET RESULT OF NON-CURRENT ASSETS AVAILABLE FOR SALE	-1		0		-1
NET PROFIT	486	6	225	4	721
MINORITIES	-194		0	-6	-200
GROUP NET PROFIT FOR THE YEAR	292	6	225	-2	521

a2a
energie in comune

FILE NO. 82-4911

PRESS RELEASE

A2A STARTS EXCLUSIVE NEGOTIATIONS WITH COFATHEC/GAZ DE FRANCE TO PURCHASE COFATHEC CORIANCE SAS

Milan, 27 March 2008 – Cofathec Sas, a branch of the Gaz de France Group, has agreed to grant to A2A SpA a four week period of exclusive negotiations for the purchase of 100% of the share capital of Cofathec Coriance Sas, a company operating in France in the district heating, cooling and co-generation sectors.

Following the sale process started by the Gaz de France Group, in the last few weeks A2A had presented an offer to purchase Cofathec Coriance. Cofatech, which holds 100% of the Cofathec Coriance capital, has decided to grant A2A an exclusive period in which to negotiate and finalize the share purchase agreement and to attend to some preliminary requirements by French law. The transfer of Cofatech Coriance falls within the scope of the regulations set by the European Commission to authorize the merger between Gaz de France and Suez (which holds, through Elyo, a significant share of the district heating market in France). The shareholding of 50% held in Climespace, active in the district cooling sector in Paris, is excluded from the perimeter of the Cofathec Coriance sale.

Over 20 district heating and cooling plants managed, directly and through subsidiary companies, by Cofatech Coriance are included in the transaction, with an installed power of approximately 670 MWt. The plants use different technologies: cogeneration, biomasses, geothermic, boilers, industrial gases and waste incineration. The installed electrical power of the cogeneration plants is over 80 MWe. In 2007 Cofathec Coriance produced approximately 670 GWht and 250 GWhe.

The plants are located mainly around Paris and in some large French cities (such as Toulouse and Dijon) and are run on the basis of specific concessions granted by the local municipalities, that have a remaining average duration of approximately 13 years.

Pro-forma 2007 turnover for the activities involved in the transaction was around 63 million euros, with a pro-forma EBITDA of around 8.5 million euros. This data only partially includes the results from some plants started-up in 2007. Other plants are due to start operations during 2008.

Through this acquisition, A2A intends to enter the district heating market in France, which shows interesting opportunities for growth, particularly for plants fed by renewable sources, leveraging not only Coriance's specific characteristics but also the considerable experience the A2A group has acquired in this sector. Furthermore, Coriance could represent an important starting point for the further development of A2A on the French market, not only in relation to the production of electricity, but also in other areas where the group is active.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

a2a

Press Release – 27 March 2008

The Supervisory Board approved the guidelines of the A2A Group 2008 – 2012 Industrial Plan drawn up by the Management Board

Investments of approximately 2.5 billion euros will guarantee the consolidation and growth of the company's electricity and gas business, and its provision of local services (waste, cogeneration and district heating, distribution networks).

EBITDA to grow by an average of over 7% per year.

The Supervisory Board, chaired by Mr. Renzo Capra, met today and approved the guidelines of the 2008-2012 Industrial Plan drawn up by the Management Board, chaired by Mr. Giuliano Zuccoli. Net of the effects of the consolidation of the group holding in subsidiary Edison, the Plan envisages:

- **investments** of approximately 2.5 billion euros over the life of the plan;
- an average annual growth rate of about 7.5% in **EBITDA** (wrt 2007) – this incorporates the synergies generated by the progressive integration of the businesses of the AEM, ASM and AMSA Groups, from which the A2A Group was formed;
- **net Financial Position** before dividend distribution, decreasing from 3.8 to 2.1 billion euros;
- the continuation of the **share buyback programme** in 2008;
- the distribution of a dividend no lower than the one submitted to the Shareholders Meeting for 2007.

A2A intends to concentrate the industrial development in four areas of business:

Energy – Development of electricity sales in the period 2007 – 2012 from 28 to 33 billion kWh will be supported by the completion of the Group's investments in combined cycle thermoelectric power stations at Gissi (MW 780) and Scandale (MW 720, for 50% ownership) and the acquisition of Endesa Italia generation assets, against the sale of the 20% share the group owns in the Endesa Europa subsidiary. By the end of 2009, installed capacity should have reached 6,000 MW (3,400 MW at the end of 2007), with an efficient production mix consisting of gas and coal-powered thermoelectric power stations, hydroelectric power stations, and wind farms. The growth in margins will be sustained by development of activities, the associated risks of which will be carefully monitored. A2A already acts as operator not only in Italy, but in the energy markets of several foreign countries (France, Austria, Slovenia, Germany, Switzerland and Greece).

In the gas sector, growing demand related to commercial development and autoconsumption for combined cycle power stations will bring the available portfolio to over 6 billion cubic

metres per year (5 billion in 2007). In terms of uses, sales on wholesale markets will progressively reduce, to implement *dual fuel* sales to the end user market.

A2A aims to further strengthen its industrial links with subsidiary Edison, which will, in particular, be called on to contribute progressively to guarantee the vertical integration of the A2A group with upstream gas markets. In accounting terms, it should be recalled that A2A consolidates the results of Edison (through its 50% owned subsidiary Transalpina di Energia srl) by the proportional method. Last November, Edison announced its Business plan for 2008 – 2013, forecasting an average growth in EBITDA in the range of 7% to 8% (1,602 million euros in 2007), and investments of 3 billion euros in the electricity sector and 3.2 billion euros in hydrocarbons.

Waste – A2A is the Italian leader in the waste sector, in which, thanks to the activities of AMSA, Aprica and Ecodeco, it is present throughout the value chain, from the collection and treatment of urban and industrial waste to energy recovery from waste. The Group also designs and builds plants for third parties, with which it maintains technological, industrial and commercial partnerships.

The Plan envisages the creation of 10 new waste treatment plants and a new waste-to-energy plant that will accompany the five already in operation allowing treated volumes to increase from the current 3 million tonnes per year to over 4 million. These investments will allow the fall in profitability forecast during the period, due to the ending of the CIP 6 incentives for the cogeneration of electrical energy from the waste-to-energy plants currently in operation, to be compensated.

A2A also anticipate further significant room for growth in the sector in Italy (construction of new WTE plants) and abroad (A2A is already present in the UK and Spain). These potential developments are not included in the business plan for prudence, since the initiatives in portfolio require careful selection.

Cogeneration and district heating – The plan envisages the consolidation of the current leadership position. Sales of heat are predicted to rise from the current 1.5 billion kWh to over 3 billion kWh during the period of the plan, supported by the creation of MW 700 new cogeneration capacity (14 plants, 9 of which in Milan) and the development of urban distribution networks. In particular, further developments in the Bergamo, Brescia and Milan areas will be prioritised, as will initiatives already in the group portfolio for other areas in Northern Italy. The Group's contribution in terms of reducing environmental emissions by developing urban district heating networks, will be emphasised by technological innovation (such as the development of energy recovery from the water table by gas cogeneration systems supplemented by heat pumps).

Networks – The management of networks for the distribution of electricity, gas and water (a sector in which the A2A Group is present throughout the value chain) will allow the Group to maintain a share of its margins associated with regulated tariffs, and thus with lower risks. The plan envisages substantially stable volume of electricity and water distributed (12 billion kWh and 91 million cubic metres respectively in 2007), and a progressive growth in gas volumes (from 1.8 to 2.6 billion cubic metres) due to the Group's participation in tendering

processes for the renewal of expiring concessions through which the number of operators in the sector will be progressively reduced still further.

The Group's investments in this sector will be targeted to maintain the high level of service quality we have achieved and the completion of electricity meter installation activities. During the life of the plan the Group will start the planned installation of electronic meters to measure gas consumption.

***

The guidelines of the 2008 -2012 Business Plan will be presented to the financial community in Milan at 11.00 a.m. (10.00 GMT) on 1 April 2008.

***

A2A Media Relations: tel. +390277204582 ufficiostampa@a2a.eu

Investor Relations A2A: tel. +390277203879, ir@a2a.eu
www.a2a.eu

Public information requirements contained in Consob deliberation no 971 of 14.5.19999 and subsequent modifications.

END